(Translation)

To Whom It May Concern:
                                                                  August 7, 2008

                             Company Name: TOYOTA MOTOR CORPORATION
                             Name and Title of Representative:
                                       Katsuaki Watanabe, President
                             (Code Number: 7203
                                       Securities exchanges throughout Japan)
                             Name and Title of Contact Person:
                                       Takuo Sasaki
                                       General Manager, Accounting Division
                             (Telephone Number: 0565-28-2121)


   Notice Concerning Decision on Matters Relating to Acquisition of Own Shares
      (Acquisition of Own Shares under Article 156 of the Corporation Act)

At a meeting held on August 7, 2008, the Board of Directors of Toyota Motor Corporation ("TMC") resolved on matters relating to the setting of an upper limit to acquisition of its own shares, pursuant to a resolution adopted at the 104th Ordinary General Shareholders' Meeting. We hereby inform you of the following.


1.   Reasons for acquisition of TMC's own shares

     To improve capital efficiency and implement flexible capital policies in accordance with the business environment.


2.   Details of matters relating to the acquisition

     (1) Type of shares to be acquired          Shares of common stock of TMC

     (2) Aggregate number of shares permitted   Up to 15,000,000 shares
         to be acquired                         (Ratio to the aggregate
                                                number of issued shares
                                                (excluding treasury
                                                shares): 0.48%)

     (3) Aggregate purchase price of shares     Up to JPY 70,000,000,000

     (4) Method of acquisition                  Purchase in the market
                                                through a trust bank

     (5) Acquisition period                     From August 11, 2008 to
                                                August 21, 2008

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[Reference]

     Matters resolved at the 104th Ordinary General Shareholders' Meeting held on June 24, 2008

     o   Type of shares to be acquired          Shares of common stock of TMC

     o Aggregate number of shares permitted Up to 30,000,000 shares to be acquired

     o   Aggregate purchase price of shares     Up to JPY 200,000,000,000

     o   Acquisition period                     One year from the day
                                                immediately following the
                                                close of the 104th Ordinary
                                                General Shareholders' Meeting


Shares acquired as of August 7, 2008

     o   Aggregate number of shares acquired    0 shares

     o   Aggregate purchase price of shares     JPY 0


Treasury shares held by TMC as of June 30, 2008

     o   Aggregate number of issued shares      3,149,304,712 shares
         (excluding treasury shares)

     o   Number of treasury shares              298,692,780 shares



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